DEMAND DERIVATIVES CORP.
CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
FOR THE YEARS ENDED
JUNE 30, 2022 and 2021

CONTENTS

	Page(s)
Independent Accountants' Review Report	1
Consolidated Balance Sheets (Unaudited) – As of June 30, 2022 and 2021	2
Consolidated Statements of Operations (Unaudited) – For the Years Ended June 30, 2022 and 2021	3
Consolidated Statements of Cash Flows – (Unaudited) For the Years Ended June 30, 2022 and 2021	4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) – (Unaudited) For the Years Ended June 30, 2022 and 2021	5
Notes to Consolidated Financial Statements – (Unaudited)	6-16

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

Independent Accountants' Review Report

To the Stockholders of Demand Derivatives Corp.:

We have reviewed the accompanying consolidated financial statements of Demand Derivatives Corp. and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of June 30, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements (the "Consolidated Financial Statements"). A review includes primarily applying analytical procedures to the Company's consolidated financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the Consolidated Financial Statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America. ("U.S. GAAP"). This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Consolidated Financial Statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the Consolidated Financial Statements for them to be in accordance with U.S. GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.
.
We are required to be Independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying Consolidated Financial Statements in order for them to be in accordance with U.S. GAAP.

Emphasis of Matter

The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Consolidated Financial Statements, the Company has earned limited revenue and has experienced significant losses and stockholders' deficit since its inception. As a result of these conditions and events, substantial doubt exists about the Company's ability to continue as a going concern. The Company's assessment and it's plans to mitigate these conditions and events are also described in Note 2. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Berkower LLC

Berkower LLC

Iselin, New Jersey
December 30, 2022


Demand Derivatives Corp.
Consolidated Balance Sheets (Unaudited)


		June 30, 2022		June 30, 2021
Assets				
Current Assets				
Cash	$	11,050	$	34,379
Prepaid expenses		-		25,000
Total Current Assets		11,050		59,379
Fixed assets, net		9,698		14,163
Total Assets	**$**	**20,748**	**$**	**73,542**
Liabilities and Stockholders' Deficit				
Current Liabilities				
Accounts payable and accrued expenses	$	50,442	$	243,991
Due to related parties		141,840		734,739
Total Current Liabilities		192,282		978,730
Stockholders' Deficit				
Preferred stock, $0.001 par value, 4,350,000 shares authorized; 2,179,665 and 0 issued and outstanding as of June 30, 2022 and June 30, 2021, respectively.		2,180		-
Common stock, $0.001 par value, 650,000 shares authorized; 0 and 2,178,399 issued and outstanding as of June 30, 2022 and June 30, 2021, respectively.		-		2,178
Additional paid in capital		402,513		(418,991)
Accumulated defici		(576,227)		(488,375)
Total Stockholders' Deficit		(171,534)		(905,188)
Total Liabilities and Stockholders' Deficit	**$**	**20,748**	**$**	**73,542**


See Independent Accountants' Review Report and Accompanying Notes


Demand Derivatives Corp.
Consolidated Statements of Operations (Unaudited)

	For the Years Ended June 30, 2022	2021
Sales	$ 4,480	$ 1,280
Operating expenses:		
General and administrative expenses	87,123	105,905
Stock based compensation	-	10,000
Depreciation and amortization	4,465	27,717
Total operating expenses	91,588	143,622
Net operating loss	(87,108)	(142,342)
Other income (expenses):		
Interest expense	(744)	(608)
Other income	-	-
Other income (expenses):	(744)	(608)
Net loss before provision (benefit) for income taxes	(87,852)	(142,950)
Provision (benefit) for income taxes	-	-
Net loss	$ (87,852)	$ (142,950)

See Independent Accountants' Review Report and Accompanying Notes

Demand Derivatives Corp.

Consolidated Statements of Cash Flows (Unaudited)

	For the Years Ended June 30, 2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (87,852)	$ (142,950)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,465	27,717
Stock based compensation	-	10,000
Changes in operating assets and liabilities		
(Increase) decrease in prepaid expenses	25,000	(25,000)
Increase in accounts payable and accrued expenses	28,103	56,751
Net Cash used In Operating Activities	(30,284)	(73,482)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of common stock, net of issuance costs of $223 and $7,129, respectively	4,337	95,831
Proceeds from sale of preferred stock, net of issuance costs of $12,774	2,618	-
Net Cash Provided By Financing Activities	6,955	95,831
Net increase (decrease) in cash	(23,329)	22,349
Cash - beginning of year	34,379	12,030
Cash - end of year	$ 11,050	$ 34,379
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Supplemental Disclosures of Noncash Activity:		
Adjustment to capital balances for liquidation of reorganization liabilities	$ 639,551	$ -
Stock options issued in exchange for payable liabilities	$ 175,000	$ 43,088
Stock issued in exchange for debt	$ -	$ 10,501
Conversion of Common Stock to Preferred Stock: 2,178,703 shares;$0.001 Par Value	$ 2,179	$ -

See Independent Accountants' Review Report and Accompanying Notes

Demand Derivatives Corp.
Consolidated Statements of Changes in Stockholders' Equity (Deficit) (Unaudited)
For the Years Ended June 30, 2022 and June 30, 2021

	Preferred Stock, $.001 Par Value		Common Stock, $.001 Par Value		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Deficit
Balance - June 30, 2020			2,170,169 $	2,170 $	(578,403) $	(345,425) $	(921,658)
Issuance of common stock, net of issuance costs			6,864	7	95,824	-	95,831
Stock based compensation			666	-	10,000		10,000
Stock issued in exchange for debt			700	1	10,500		10,501
Issuance of stock options					43,088		43,088
Net loss for the year ended June 30, 2021			-	-	-	(142,950)	(142,950)
Balance - June 30, 2021	- $	-	2,178,399 $	2,178 $	(418,991) $	(488,375) $	(905,188)
Issuance of common stock, net of issuance costs			304	1	4,336	-	4,337
Conversion of common stock to preferred stock	2,178,703	2,179	(2,178,703)	(2,179)		-	-
Issuance of preferred stock, net of issuance costs	962	1			2,617	-	2,618
Adjustment to capital balances for liquidation of reorganization liabilities					639,551		639,551
Stock options issued in exchange for payable liabilities					175,000		175,000
Net loss for the year ended June 30, 2022	-	-	-	-	-	(87,852)	(87,852)
Balance - June 30, 2022	2,179,665 $	2,180	- $	(0) $	402,513 $	(576,227) $	(171,534)

See Independent Accountants' Review Report and Accompanying Notes

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

Demand Derivatives Corp. ("the Company") is a Delaware Corporation that was incorporated on August 8, 2017. On September 1, 2017, the Company effectuated a merger of entities under common control with VolX Group Corporation and RealDay Options Corporation. Both of these entities were merged into newly formed surviving subsidiaries, RealVol LLC and RealDay LLC (See Note 5)

The Company is the holding company for the forthcoming innovative, vertically integrated futures exchange RealDemand Board of Trade ("RealBOT™") and its dedicated clearing house RealDemand Clearing ("RealClear™") (scheduled to launch upon CFTC and SEC approval). The Company's four unique instrument designs and pioneering blockchain technology will pose a significant competitive challenge to the legacy systems', "unlimited" risk instruments, high costs, and inefficient products of existing exchanges and clearing houses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $87,852 as of the year ended June 30, 2022. The Company has an accumulated deficit of $576,227 and a stockholders' deficit of $171,534 as of June 30, 2022 and used $30,284 in cash flow from operating activities for the year then ended.

Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to continue to raise money through private equity offerings. Currently the Company is seeking a Series A round of $6 million, to install and test exchange systems, obtain regulatory licenses, obtain intellectual property protection, fund pre-launch marketing, and provide one-year's operating capital as per CFTC rules. It is management's opinion that the Series A offering should take the Company to launch. Near the launch, the Company expects to seek approximately $20 million Series B funding that it expects will take the exchange through the ramp-up period after launch. Because building a liquid market takes time-Series B funding will be used primarily for operations and to gain critical mass and liquidity via a very ambitious marketing effort. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

DEMAND DERIVATIVES CORP.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the following wholly owned subsidiaries: RealVol LLC, RealDay LLC and RealLimit LLC.

All intercompany balances and transactions have been eliminated in consolidation. Certain account balances as of June 30, 2021 have been reclassified to match the presentation as of June 30, 2022 and the year then ended.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans use other investment vehicles to reduce any such credit risk exposure and to carefully assess the financial strength and credit worthiness of any parties to which it is a credit counterparty, and as such, it believes that any associated credit risk exposures are limited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Such estimates and assumptions impact, among others, the following: the fair value of share-based payments and deferred taxes.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Cash Equivalents

Cash equivalents consist of investments with original maturities to the Company of three months or less. The Company had no cash equivalents at June 30, 2022 or 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Revenue Recognition

In accordance with ASC 606 revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products and services. The Company recognizes revenue when persuasive evidence of a customer agreement exists, performance obligations are completed, the price is fixed or determinable, and the revenues are considered collectible. Subject to these criteria, the Company recognizes revenue at the time services are rendered.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is generally 3 to 10 years for furniture fixtures and equipment. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon the sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense). The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of property and equipment should be evaluated for possible impairment.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment, ("ASC 360")*. Long-lived assets consist primarily of property, plant and equipment and in accordance with ASC 360, the Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When triggering event indicators are present, the Company obtains appraisals on an asset-by-asset basis and will recognize an impairment loss when the sum of the appraised values is less than the carrying amounts of such assets. Determining the appropriate appraised values requires significant judgment as to the most reasonable, supportable assumptions and estimates, as well as the probability of resultant outcomes. The Company has not recognized any impairment losses since inception.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. The Company's tax returns are subject to examination by federal and state taxing authorities according to the applicable statute of limitations, generally three years from the filing date.

The Company has incurred net operating losses since inception which may be carried forward indefinitely for tax purposes to be applied against future taxable income, subject to a limitation of 80% of taxable income in any given tax year. These NOL tax carryforwards amounted to $336,000 and $262,000 as of June 30, 2022 and June 30, 2021, respectively.

Research and Development Expense

Costs related to research and development, which primarily consist of consulting, materials and facility costs, are charged to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards ("SFAS") No. l23R *"Accounting for Stock Based Compensation",* in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

Intangible Assets

The Company capitalizes external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. The Company will amortize capitalized patent costs for internally generated patents on a straight-line basis over ten years, which represents the estimated useful lives of the patents. The ten-year estimated useful life for internally generated patents is based on management's assessment of such factors as the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment to all capitalized net patent cost when events or changes in circumstances indicate that the carrying amount of its patent portfolio may not be recoverable. The Company has not capitalized any patent costs to date.

Deferred Offering Costs

Deferred offering costs are expenses directly related to the raising of capital such as legal, accounting, printing, and filing fees. These costs will be classified to additional paid in capital in the event the Company completes an offering with any remaining deferred offering costs charged to the results of operations. The Company has not recorded any deferred offering costs since inception.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Internal-Use Software

Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost. Application development stage costs generally include costs associated with internal-use software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years once placed in service. For the years ended June 30, 2022 and 2021, Internal-use software costs totaled $137,620. Amortization of these costs totaled $0 and $23,252, respectively. Internal-use software was fully amortized as of June 30, 2021.

Recent Accounting Pronouncements

Regulatory authorities make ongoing revisions to the GAAP standards applicable to the preparation of the Company's financial statements. The Company has evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

	June 30, 2022	June 30, 2021
Furniture and equipment	$ 31,252	$ 31,252
Less: accumulated depreciation	21,554	17,089
	$ 9,698	$ 14,163

Depreciation expense amounted to $4,465 for each of the years ended June 30, 2022 and 2021, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

At June 30, 2022 and 2021 there is $141,840 and $734,739, respectively due to directors and shareholders of the Company. Other than $17,500 of shareholder loans at June 30, 2022 and 2021, the amounts are unsecured, non-interest bearing and are due on demand. These amounts are the result of deferred compensation, unreimbursed expenses and shareholder loans. The shareholder loans accrue interest at 6% and the total interest accrued to the shareholders for these loans are $4,526 and $3,782 as of June 30, 2022 and 2021, respectively.

These transactions were in the normal course of operations and were measured at a value that represents the amount of consideration established and agreed to by the related parties.

NOTE 4 – RELATED PARTY TRANSACTIONS (continued)

Royalty and License Agreements

On March 21, 2018, the Company was granted a license for the following:

- RealLimit Patents and/or Patents Pending
- RealDay Patents and/or Patents Pending
- RealVol Patents and/or Patents Pending
- RealGlobe Patents and/or Patents Pending

These license agreements provide the Company the exclusive right to exploit these patents for a period of 9 years ending December 31, 2026 with an automatic extension period of 9 years to December 31, 2035, unless the Company notifies the licensee 90 days in advance of its intent not to renew. This license was granted to the Company by Volatility Partners, LLC which is a family partnership in which the partners are also Company shareholders, the Chief Executive Officer and General Counsel. In consideration of the grant the Company will pay a royalty of 5% of the proceeds from the sale of any product that utilizes the patents noted above.

On February 15, 2020, the Company executed a royalty agreement with its key officers and shareholders that provide for a royalty of 2.96% of gross revenue that begins after the Company has recorded $1 million of gross revenue. The royalty is then payable on the next $100 million of gross revenue. The total royalty will be paid to the respective officer based upon their agreement. After the first $100 million in gross revenue no further royalty will be due. As of June 30, 2022, no amounts have been accrued as a result of these licenses and royalty agreements.

As of June 30, 2022, the Company issued preferred stock options for 21,875 shares in exchange for the total liability of $175,000 due to the Company's head of technology, in accordance with a Company Board of Directors' resolution. This transaction was accounted for as a non-cash exchange in the accompanying Consolidated Statements of Cash Flows and Changes in Stockholders' Equity (Deficit).

See Note 5 concerning an adjustment to related party liabilities as of June 30, 2022.

NOTE 5 – STOCKHOLDERS' EQUITY

In connection with the Company's reorganization as of September 1, 2017, as described in Notes 1 and 2, the Company assumed certain estimated liabilities of the previous entities. As of June 1, 2022, the remaining balance of these reorganization liabilities amounted to $702,473, of which $473,430 was Due to related parties.

NOTE 5 – STOCKHOLDERS' EQUITY (continued)

Effective June 30, 2022, the Company's Board of Directors adopted a policy to derecognize liabilities no longer subject to collection under New York State's statute of limitations and meeting criteria they would not be paid ("overstated"). The Company identified $639,551 of overstated reorganization liabilities and recorded their adjustment as of June 30, 2022. These liabilities included $455,000 of deferred compensation due to a former Company officer and shareholder, and $184,551 of legal services and other amounts due to non-affiliated entities.

The adjustment to overstated liabilities is included in the accompanying Consolidated Statements of Cash Flows and Changes in Stockholders' Equity (Deficit).

The Company identified $44,492 of reorganization liabilities projected to become overstated during the year ended June 30, 2023.

Reorganization – September 1, 2017

On September 1, 2017, in connection with the merger with VolX Group Corporation and RealDay Options Corporation as described in Note 1, the Company issued 2,000,000 shares to effectuate the merger and issued 162,162 shares to officers and directors. As the merger was with entities under common control, all such shares were considered founder's shares and did not result in the recording of goodwill or share compensation. In addition, losses incurred by these entities prior to the date of recapitalization are reflected in additional paid in capital as of the recapitalization date.

Common and Preferred Stock Restructuring – November 10, 2021

Effective November 10, 2021, the Company converted all its Common Stock to Preferred Stock and amended the Common Stock class in accordance with a Company Board of Directors' resolution ("Resolution"). The Resolution further provided and resulted in the following:

- Common Stock – September 1, 2017
  Upon its conversion to Preferred Stock as of November 10, 2021, the Common Stock class was amended as stated below;

- Preferred Stock – November 10, 2021
  Conversion rate from Common Stock 1:1; no change to par value and paid-in-capital balances; full voting rights; priority over all classes of Common Stock in the event of a liquidation; 4,350,000 authorized shares; no change to issued and outstanding share balances.

continued

NOTE 5 – STOCKHOLDERS' EQUITY (continued)

Common and Preferred Stock Restructuring – November 1 (continued)

- Common Stock – November 10, 2021
  Changed to non-voting; par value of $0.001; 650,000 shares authorized; 0 shares issued and outstanding as of June 30, 2022;

- Stock Options – November 10, 2021
  All Common Stock options existing as of November 10, 2021 were converted to Preferred Stock options under the same terms stated above; subsequent stock option transactions through June 30, 2022 were Preferred Stock; there were no Common Stock options outstanding as of June 30, 2022.

At June 30, 2022, the Company's capital structure consisted of 2,179,665 shares of Preferred Stock and 0 shares of Common Stock issued and outstanding. The rights and responsibilities of the Company's Common Stock class were transferred to the Preferred Stock class, and the Common Stock class changed to non-voting, as a result of the November 10, 2021 restructuring. The Company plans to issue Common Stock shares during the year ended June 30, 2023.

Common and Preferred Stock Issuances

During the year ended June 30, 2021 the Company issued an aggregate 6,864 shares of common at an average price of $13.96 per share to new shareholders for cash proceeds of $95,831, net of issuance costs of $7,129

The Company also issued 666 shares at an average price of $15.00 in exchange for services and issued 700 shares at $15.00 to cancel debts.

On July 9, 2021 the Company issued 304 common shares at $15.00 and on June 17, 2022 issued 962 preferred shares at $16.00 per share. Net proceeds were reduced by issuance costs of $12,997, including the program's fixed costs through its projected end March 31, 2023.

NOTE 5 – STOCKHOLDERS' EQUITY, continued

Preferred Stock Options

The Company has granted stock options to investors and vendors. Details of the option activity under the Plan for the years ended June 30, 2022 and 2021 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, June 30, 2020	43,448	$ 12.46
Exercisable June 30, 2020	43,448	$ 12.46
Granted during the period	5,745	$15.00
Expired or forfeited during the period	-	-
Balance, June 30, 2021	49,193	$ 12.76
Exercisable June 30, 2021	49,193	$ 12.76
Granted during the period	23,438	$ 16.00
Expired or forfeited during the period	-	-
Balance, June 30, 2022	72,631	$ 13.81
Exercisable June 30, 2022	72,631	$ 13.81

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock, stock options and warrant issuance. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model that is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price, volatility over the term of the awards, actual employee exercise behaviors, risk-free interest rate and expected dividends set forth below and are the weighted-average assumptions used in valuing the stock options granted and a discussion of the Company's methodology for developing each of the assumptions used:

	2022	2021
Expected dividend yield	0%	0%
Expected volatility	50%	50%
Risk-free interest rate	2.25%	2.25%
Expected average life of Options	7.0 years	7.0 years

o Expected dividend yield — The Company does not pay regular dividends on its common or preferred stock and does not anticipate paying any dividends in the foreseeable future.

NOTE 5 – STOCKHOLDERS' EQUITY, continued

o Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company analyzed the expected historical volatility used by similar companies.

o Risk-free interest rate — this is the range of U.S. Treasury rates with a term that most closely resembles the expected life of the option as of the date on which the option was granted.

o Expected average life of options — this is the period of time that the granted options are expected to remain outstanding.

NOTE 6- INCOME TAXES

As stated in Note 2, the Company has certain NOL tax carryforwards at June 30, 2022 and June 30, 2021. Due to the uncertainty of their realization, the associated deferred tax assets have been fully offset by valuation allowances in the accompanying financial statements.

NOTE 7- COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise that may harm its business. As of June 30, 2022, and 2021 there was no pending or threatened litigation.

NOTE 8-COVID-19

The COVID-19 pandemic has caused a significant disruption world-wide since early 2020. The Company is unable to reasonably determine the pandemic's effect on its financial statements to-date or predict its future impact.

NOTE 9-SUBSEQUENT EVENTS

These financial statements were approved by management and issued on December 30, 2022. The Company has evaluated subsequent events through this date for matters required to be recognized or disclosed in the accompanying financial statements. During October 2022, the Company received cash proceeds of $30,619, net of issuance costs of $1,893, for the issuance of 2,032 shares of preferred stock at an average share price of $16.00.